Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

Symyx Technologies, Inc. Receives Revised Acquisition Proposal From Certara Corporation

SANTA CLARA, Calif., June 17 /PRNewswire-FirstCall/ -- Symyx Technologies, Inc. (Nasdaq:SMMX - News) today announced that its board of directors received this morning a revised proposal from Certara Corporation, Tripos International and Pharsight Corporation (collectively referred to as "Certara") and Vector Capital ("Vector") (collectively the "Certara/Vector proposal") to acquire all of the outstanding capital stock of Symyx for $5.75 per share in cash, together with related documentation.

As previously announced on April 5, 2010, Symyx and Accelrys, Inc. (Nasdaq:ACCL - News) signed a definitive merger agreement, structured as a tax-free, all-stock merger of equals, under which Symyx stockholders would receive 0.7802 shares of Accelrys common stock for each share of Symyx they own (the "Accelrys Agreement").

In accordance with the terms of the Accelrys Agreement, and consistent with its fiduciary duties and in consultation with its financial and legal advisors, Symyx's board will review the revised Certara/Vector proposal and make a determination.  Symyx's board is not making any recommendation at this time with respect to the Certara/Vector proposal and is not withdrawing, amending, qualifying or modifying its recommendation with respect to the Accelrys Agreement.

On June 15, 2010, Symyx's board concluded Certara/Vector revoked its previous offer to purchase the Company for $6.75 per share in cash.

UBS Investment Bank is acting as financial advisor to Symyx and Cooley LLP is acting as Symyx's legal advisor.

About Symyx Technologies, Inc.

Symyx Technologies, Inc. (NASDAQ:SMMX - News) helps R&D-based companies in life sciences, chemicals, energy, and consumer and industrial products achieve breakthroughs in innovation, productivity, and return on investment. Symyx software and scientific databases power laboratories with the information that generates insight, enhances collaboration and drives productivity. Products include a market-leading electronic laboratory notebook, decision support software, chemical informatics and sourcing databases. Information about Symyx, including reports and other information filed by Symyx with the Securities and Exchange Commission, is available at http://www.symyx.com/.

Important Merger Information and Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Accelrys and Symyx.  In connection with the proposed merger, Accelrys has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx, because they contain important information about Accelrys, Symyx and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC free at the SEC's website, http://www.sec.gov/ and by directing a request when such a filing is made to Accelrys, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051, Attention: Corporate Secretary. Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys's website at http://www.Accelrys.com/ or Symyx's website at http://www.Symyx.com/ or the SEC's website at http://www.sec.gov/

Accelrys, Symyx and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Accelrys is set forth in Accelrys' most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx's most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.

CONTACTS:

Dan Burch / Amy Bilbija / Bob Marese
MacKenzie Partners
(212) 929-5500

Matthew Sherman / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449